

December 13, 2012

China Green Agriculture, Inc.
Mr. Ken Ren
Chief Financial Officer
3 rd Floor, Borough A, Block A, No. 181
South Taibai Road, Xi'an, Shaanxi Province
People's Republic of China 710065

  Re: **Form 10-K for the Year Ended June 30, 2012**
      Filed September 13, 2012
      File No. 001-34260

Dear Mr. Ren:

  We have reviewed your response dated November 27, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Net Sales, page 53

1. Reference is made to your response to our prior comment 1. Please expand your discussion of sales to include all of the information provided to the staff in your supplemental response.

Critical Accounting Policies and Estimates, page 62

2. Refer to your response to our prior comment 2. Please expand your discussion of accounts receivable to include the information provided to the staff in your supplemental response.

<u>Financial Statements</u>

<u>Note 2 – Basis of Presentation and Significant Accounting Policies, page F-6</u>

<u>Accounts Receivable, net, page F-7</u>

3. Please revise your critical accounting policies to reflect the content of your response to our previous comment 7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief